United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

September 2004

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  X       Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes            No  X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes            No  X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes            No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release
Signatures

This report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 of Vale Overseas Limited, File No. 333-110867-01 and the Registration Statement on Form F-3 of Companhia Vale do Rio Doce, File No. 333-110867 and shall be deemed to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

CVRD announces changes in its Executive Board

Rio de Janeiro, September 13, 2004 – Companhia Vale do Rio Doce (CVRD) announces that Antônio Miguel Marques is leaving today his position at CVRD as Executive Director for Non-Ferrous Minerals and Energy. The executive, who worked for CVRD for the last three years, decided to develop private projects. CVRD’s CEO, Roger Agnelli, expresses gratitude for his efforts dedicated to the Company and wishes success to Antônio Miguel in his new phase of life.

As stated on CVRD’s By Laws, the CEO is appointing to the Board of Directors the name of the current director of CVRD Mineral Exploration and Project Development Department, José Auto Lancaster Oliveira, to take the aforementioned position.

José Lancaster, 58, joined CVRD to conduct the expansion of the mineral exploration area efforts in Brazil and abroad. He graduated from the Federal University of Minas Gerais, Brazil, with a degree in Geology and holds a PhD in Economic Geology by Mackay School of Mines, from the University of Nevada, Reno (USA).

With 26 years of experience managing local and international mineral projects, José Lancaster was responsible for important projects for more than 10 years, including Mineração Serra do Sossego, in which he was the CEO. Sossego started as a joint venture between CVRD (50%) and Phelps Dodge (50%), incorporated to perform the feasibility studies and development of the Sossego project, control of which was acquired by CVRD in 2001. José Lancaster was also the Exploration Manager of the Brazilian subsidiary of British Petroleum.

According to Roger Agnelli: “José Lancaster has all the necessary skills to take the position, as he currently dedicates a significant portion of his activities to the non ferrous projects. I’m confident that this change will maintain CVRD in the right path for the achievement of short and long term goals of its non ferrous businesses”.

CVRD also informs that the Energy area will start reporting to José Carlos Matrins, Executive Director for Business Development and Participations.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Rafael Campos: rafael.campos@cvrd.com.br +55-21-3814-4353
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: September 22, 2004	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer